Exhibit 3.2

STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is SoundThinking, Inc.
.

2. The Registered Office of the corporation in the State of Delaware is changed to
National Registered Agents, Inc.
1209 Orange Street (street), in the City of Wilmington ,
County of New Castle Zip Code 19801 . The name of the Registered Agent at such address upon whom process against this Corporation may be served is National Registered Agents, Inc. .

3. The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: /s/ Alan Stewart

Authorized Officer

Name: Alan Stewart, CFO

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